FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of May

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date August 11, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 May 4, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Cambior
Noranda
Novicourt

DRILLING YIELDS FURTHER SIGNIFICANT GOLD INTERSECTIONS AT CORVET

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce the final results of its drilling program carried out in the winter of 2004 on its Corvet property (100 % Virginia), located south of the LG-4 reservoir, in the Middle North, Province of Quebec. The programme consisted of 21 holes (totalling 2,499 m) drilled mainly to test the Marco and Contact zones, two gold-bearing structures outlined at surface during the fall program of 2003.

THE MARCO ZONE
Further to the interesting results obtained in holes CE-04-01 to 06 (press release of April 15, 2004) the Marco zone was tested by 3 additional holes (CE-04-18, 19 and 21). The 3 holes have intersected the gold-bearing structure. The best result in the Marco zone comes from hole CE-04-18, which has intersected 5.12 g/t Au over 13.4 m (true thickness of 8.0 m), including 7.04 g/t Au over 8.0 m (true thickness of 4.8 m), to a vertical depth of 130 m (see attached longitudinal and cross-sections). The two other holes (CE-04-19 and 21) have returned anomalous to subeconomic gold values over plurimetric to decametric thicknesses. Drill holes have now proved the continuity of the Marco zone over a lateral distance of 200 m and to a vertical depth of 130 m. The zone remains open in all directions.

EXTENSIONS OF THE MARCO ZONE
Because it contains disseminated and veinlet-type magnetite, the rock hosting the Marco zone (felsic dyke) is associated with a magnetic anomaly followed over more than 3 km laterally on the property. This magnetic anomaly was laterally tested only by hole CE-04-16 (L20+00E), located more than 700 m west of the Marco zone (see attached surface plan). This hole has intersected (within the felsic dyke) a zone of mineralization and alteration similar to the Marco zone, which has graded 1.32 g/t Au over 7.75 m (including 5.87 g/t Au over 1.05 m). This intersection, located to a vertical depth of less than 50 m compares with the results obtained at the same depth on the Marco zone.

THE CONTACT ZONE
A total of 9 holes (CE-04-08 to 15 and CE-04-20) have tested the Contact zone over a lateral distance of 2.3 km between lines 2+20E and 25+70E, more than 2 km SW of the Marco zone (see attached surface plan). These holes all have intersected the Contact zone, a metric to plurimetric, gold-bearing structure developed within a sequence of basalts and biotite schists, injected with thin QFP dykes. Mineralization consists of arsenopyrite and pyrite disseminations (<10%) and is associated with intense alterations of biotite, microcline and garnet.

The best gold intersection was obtained in hole CE-04-14 (L13+25E), which has graded 10.29 g/t Au (cut) over 4.75 m. The Contact zone remains untested by drilling, on both sides of this intersection, over more than 600 m towards west and over more than 1.2 km towards east. Promising results were also obtained on line 5+25E, more than 800 m west of hole CE-04-14. The best intersection on this line is in hole CE-04-11, which has graded 5.49 g/t Au (cut) over 6.0 m, including 9.25 g/t Au (cut) over 3.2 m. The two other holes drilled on the same section have also returned interesting results: 1.23 g/t Au over 5.6 m (CE-04-10) and 15.79 g/t Au over 1 m (CE-04-20). Holes CE-04-08 and 09 (L2+20E), CE-04-12 and 13 (L7+00E) and CE-04-15 (L25+70E) have also intersected the Contact zone but have returned subeconomic values over metric intervals. The Contact zone is associated with a linear IP anomaly that extends towards east and west on both sides its drill tested portion.

Virginia is very much encouraged by these drill results, which have outlined many significant gold intersections within a perimeter of approximately 1 km x 2 km. In all cases, the mineralization remains open in all directions. Complete drill results are reported to the attached table.

Exploration work, interrupted for the spring period, will resume in June and will consist of stripping, prospecting and geological mapping, sampling, and drilling,

Work is carried out by the personnel of Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Assay samples, coming from core halves varying in length from 0.5 to 1.5 meter are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more. The most significant intersections have also been re-assayed at SGS Laboratory of Rouyn-Noranda and reported values represent the calculated average of both laboratories.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $18 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information: André Gaumond, President Amélie Laliberté, Investor Relations Tel: (800) 476-1853 -(418) 694-9832 Fax: (418) 694-9120 E-mail: mines@virginia.qc.ca Internet: www.virginia.qc.ca

ASSAYS			
Hole	Line	Station	Length (m)	Azimuth	Dip	From	To	Length (m)	g/t Au
Marco Zone									
CE-04-01	27+78E	9+64N	83,2	N210	-45	Already published			
CE-04-02	27+78E	9+64N	113	N210	-60	Already published			
CE-04-03	28+82E	9+50N	112,5	N210	-45	Already published			
CE-04-04	28+82E	9+50N	134	N210	-60	Already published			
CE-04-05	29+32E	9+38N	122	N210	-60	Already published			
CE-04-06	27+25E	9+75N	74	N210	-60	Already published			
CE-04-18	27+88E	8+09N	248	N030	-45	**183,6**	**197,0**	**13,4 (8.0*)**	**5,12**
						incl. 187,0	**195,0**	**8,0 (4,8*)**	**7,04**
CE-04-19	28+30E	9+85N	146	N210	-45	89,0	112,0	23,0 (17,25*)	1,06
						incl. 89,0	**92,0**	**3,0 (2,25*)**	**3,22**
CE-04-21	28+30E	10+36N	215	N210	-45	151,0	157,0	6,0	1,48
Extensions Marco Zone									
CE-04-16	20+00E	10+47N	132	N210	-45	53,0	60,75	7,75	1,32
Contact Zone									
CE-04-08	2+20E	0+25S	101	N210	-45	38,0	40,0	2,0	0,42
CE-04-09	2+20E	0+35N	104	N210	-60	34,0	35,0	1,0	1,92
CE-04-10	5+25E	0+15N	77	N210	-45	35,0	40,6	5,6	1,23
CE-04-11	5+25E	0+15N	97	N210	-60	**32,0**	**38,0**	**6,0**	**5,49 (cut**)**
						incl. 32,8	**36,0**	**3,2**	**9,25 (cut**)**
CE-04-12	7+00E	0+25N	80,2	N210	-45	32,7	33,0	0,3	2,13
CE-04-13	7+00E	0+25N	103,8	N210	-60	37,7	38,0	0,3	2,88
						47,0	48,0	1,0	2,81
CE-04-14	13+25E	0+38N	101	N210	-54	**89,0**	**93,75**	**4,75**	**11,8 (uncut)**
						89,0	**93,75**	**4,75**	**10,29 (cut)**
CE-04-15	25+70E	2+50N	101	N210	-50	13,0	13,5	0,5	3,43
CE-04-20	5+25E	0+75N	122	N210	-45	**76,0**	**77,0**	**1,0**	**15,79**
Other Targets									
CE-04-07	29+00E	25+10N	143	N210	-45	No significant results			
CE-04-17	27+88E	8+05N	89	N210	-45	46,0	47,0	1,0	1,23

** True thickness*

*** Includes a very high gold value over 30 cm cut to 2 opt*

PROJET CORVET EST PROJECT

N
TL 8+00 N
TL 13+00 N
TL 23+00 N
CE-04-07
CE-04-09
1.92 g/t / 1.0m
CE-04-10 - 1.23 g/t / 5.6m
CE-04-11 - 5.49 g/t / 6.0m
(Incl. 9.25 g/t / 3.2m)
CE-04-20 - 15.79 g/t / 1.0m
CE-04-08
CE-04-12
CE-04-13
2.81 g/t / 1.0m
CE-04-14
10.29 g/t / 4.75m
CE-04-16
1.32 g/t / 7.75m
CE-04-01 - 1.82 g/t / 7.0m
CE-04-02 - 2.27 g/t / 21.0m
(Incl. 10.21 g/t / 3.0m)
CE-04-19 - 1.06 g/t / 23.0m
(Incl. 3.22 g/t / 3.0m)
CE-04-21 - 1.48 g/t / 6.0m
CE-04-03
2.13 g/t / 7.0m
CE-04-06
CE-04-18
5.12 g/t / 13.4m
Incl. 7.04 g/t / 8.0m
CE-04-04
1.22 g/t / 23.7m
Incl. 6.01 g/t / 1.0m
CE-04-17
1.23 g/t / 1.0m
CE-04-05
2.96 g/t / 3.0m
1.26 g/t / 8.45m
5.08 g/t /2.0m
CE-04-15
3.43 g/t / 0.5m
L 6+00 E
L 8+00 E
L 10+00 E
L 12+00 E
L 14+00 E
L 16+00 E
L 18+00 E
L 20+00 E
L 22+00 E
L 24+00 E
L 26+00 E
L 28+00 E
TL 8+00 N
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result
0
250
500
Mètres / Meters
Valeurs en g/t Au / Values in g/t Au

PROJET CORVET EST PROJECT - Zone Marco Zone

Longitudinale / Longitudinal (regardant vers le nord / looking north)

N300°
N120°
2.23 g/t
2.95 g/t / 0.6m
1.88 g/t / 4.5m
56.15 g/t, 13.85 g/t
4.04 g/t, 2.76 g/t
3.79 g/t / 5.2m
4.22 g/t
1.54 g/t
27.95 g/t
10.61 g/t
3.26 g/t
Surface
L 27+00 E
L 28+00 E
L 29+00 E
L 30+00 E
CE-04-06
0.63 g/t / 3.0m
(2.0m)*
CE-04-01
1.82 g/t / 7.0m
(5.5m)*
CE-04-19
1.06 g/t / 23.0m (17.25m)*
Incl. 3.22 / 3.0m (2.3m)*
CE-04-03
2.13 g/t / 7.0m
(6.0m)*
CE-04-05
2.96 g/t / 3.0m (2.0m)*
1.26 g/t / 8.45m (5.6m)*
5.08 g/t / 2.0m (1.2m)*
50m
CE-04-02
2.27 g/t / 21.0m (11.0m)*
Incl. 10.21 g/t / 3.0m (1.8m)*
CE-04-18
5.12 g/t / 13.4m (8.0m)*
Incl. 7.04 g/t / 8.0m (4.8m)*
CE-04-04
1.22 g/t / 23.7m (15.0m)*
Incl. 6.01 g/t / 1.0m (0.6m)*
100m
CE-04-21
1.48 g/t / 6.0m
(4.5m)*
150m
0
25
50
Mètres / Meters
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result

Valeurs en g/t Au / Values in g/t Au

*(11.0m)** *Épaisseur vraie / True thickness*

PROJET CORVET EST PROJECT - Zone Marco Zone
SECTION 27+78 E
Regardant vers N300° / Looking toward N300°
N210°
N030°
MT / OB
8+50N
9+00N
9+50N
10+00N
Surface
MT / OB
1.82 g/t / 7.0m
50m
2.27 g/t / 21.0m
incl. 10.21 g/t / 3.0m
CE-04-01
83.2m
Basalte /
Basalt
Basalte /
Basalt
Intrusion felsique (?) /
Felsic intrusive (?)
CE-04-02
113m
100m
5.12 g/t / 13.4m
incl. 7.04 g/t / 8.0m
150m
CE-04-18
248m
Zone aurifère /
Gold zone
Contact géologique /
Geological contact
MT / OB
Mort-terrain / Overburden
Valeurs en g/t Au / Values in g/t Au
0
25
50
Mètres / Meters